Exhibit 99.3

Chanson International Holding Announces First Half of Fiscal Year 2023 Financial Results

URUMQI, China, October 6, 2023 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its unaudited financial results for the six months ended June 30, 2023.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “We are pleased to announce our financial performance for the first half of fiscal year 2023. Since the loosening of COVID-19 policy in China, our business operation has recovered from the pandemic. This resurgence has translated into a notable 3.1% growth in the total revenue and a 7.0% increase in gross profit within the Chinese market. We also saw a significant increase of 29.0% in net income, signaling a leap in profitability and the successful execution of our business model. These results reflect not only the resilience of our operations but also the effectiveness of our strategic initiatives. As we move forward, we are committed to providing a diverse portfolio of bakery and beverage products and offering quality eat-in services. We are poised to capitalize on the current momentum by continuing to enforce cost control, invest in product innovation, and execute expansion plan. We believe our long-term strategy and commitment to quality products will further enhance our profitability and create more value for our shareholders.”

First Half of Fiscal Year 2023 Financial Highlights

•	Total revenue was $8.8 million, an increase of 3.1% from $8.5 million for the same period of last year.

•	Gross profit was $4.3 million, an increase of 4.5%, from $4.1 million for the same period of last year.

•	Gross margin was 49.2%, increased from 48.5% for the same period of last year.

•	Net income was $0.3 million, increased from $0.2 million for the same period of last year.

•	Basic and diluted earnings were $0.03, increased from $0.02 for the same period of last year.

First Half of Fiscal Year 2023 Financial Results

Revenue

Total revenue was $8.8 million for the six months ended June 30, 2023, increased by 3.1% from $8.5 million for the same period of last year. The increase in our revenue was due to increased revenue from stores in China, which was partially offset by the slightly decreased revenue from the United States Stores.

China Stores

•	Revenue from China stores was $7.0 million for the six months ended June 30, 2023, increased by 4.5% from $6.7 million for the same period of last year. The increase was mainly due to the increased revenue from other products.

•	Revenue from bakery products was $6.4 million for the six months ended June 30, 2023, increased by 1.4%, from $6.3 million for the same period of last year. Our revenue from bakery products (excluding the impact of foreign currency translation) increased by 11.8% for the six months ended June 30, 2023, as compared to the same period of last year. The increase was mainly because China Stores’ business operations recovered from the COVID-19 pandemic during the six months ended June 30, 2023. In early December 2022, China announced a nationwide loosening of its zero-COVID policy and experienced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 has appeared to be under control since January 2023. During the six months ended June 30, 2023, China Stores’ business operations have gradually recovered and the revenue from bakery products increased. The increase was partially offset by the appreciation of the USD against RMB. The average translation rate for the six months ended June 30, 2023 and 2022 was at $1=RMB6.9263 and $1=RMB6.4791, respectively, representing an increase of 6.9%.

•	Revenue from other products was $624,878 for the six months ended June 30, 2023, increased by 50.1%, from $416,405 for the same period of last year. The increase was due to increased revenue from seasonal products and beverage products. Revenue from seasonal products increased by 19.6% to $436,004 for the six months ended June 30, 2023, from $364,671 for the same period of last year. The increase was mainly due to increased customer orders of seasonal products, which was attributable to (i) the introduction of new products, such as the popular new zongzi products during the Chinese Dragon Boat Festival, and (ii) the upgraded packaging for seasonal products, which were more appealing to the customers. Revenue from beverage products significantly increased by 265.1%, from $51,734 for the six months ended June 30, 2022 to $188,874 for the six months ended June 30, 2023. The increase was due to the increased revenue from freshly brewed coffee products, as China Stores are focusing on developing the business of coffee beverages. As of June 30, 2023, three coffee bakery stores were opened, including one store opened in June 2022 and two stores opened in the six months ended June 30, 2023.

United States Stores

•	Revenue from the United States Stores was $1.80 million for the six months ended June 30, 2023, decreased by 1.8% to from $1.83 million for the same period of last year. The decrease was due to decreased revenue from bakery products, which was partially offset by the increased revenue from beverage products and eat-in services.

•	Revenue from bakery products was $0.2 million for the six months ended June 30, 2023, decreased by 29.5% from $0.3 million for the same period of last year. The decrease was primarily due to increased competition from rivals operating in the same area. As some famous bakery brands opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 23rd Street LLC (“Chanson 23rd Street”) and Chanson 355 Greenwich LLC (“Chanson Greenwich”) were affected. The decrease in revenue from bakery products was partially offset by the increased revenue from bakery products of approximately $24,000 generated by Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), the new store opened in March 2023.

•	Revenue from beverage products was $1.00 million for the six months ended June 30, 2023, remained relatively stable with a slight increase by 0.9% from $0.99 million for the same period of last year. After the cocktail bars of the United States Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. But the growth of our revenue from beverage products was limited by the store space as the United States Stores have already operated the cocktail bars at full capacity. Therefore, our revenue from beverage products only increased slightly for the six months ended June 30, 2023.

•	Revenue from eat-in services was $0.6 million for the six months ended June 30, 2023, increased by 11.3% from $0.5 million for the same period of last year. The increase was mainly due to the increased revenue from eat-in services of approximately $92,000 generated by the Chanson Greenwich opened in December 2021. Chanson Greenwich has been focusing on increasing brand awareness, improving the quality of customer services and enhancing in-store customer experience. As a result, Chanson Greenwich attracted more customers and its revenue from eat-in services increased in the six months ended June 30, 2023. The increase was partially offset by the decreased revenue of approximately $38,300 from Chanson 23rd Street. Chanson 23rd Street adjusted its menu items, and customers were adjusting to the new products. Accordingly, Chanson 23rd Street’s revenue from eat-in services decreased in the six months ended June 30, 2023 compared to the same period of last year.

Gross Profit and Gross Margin

Gross profit was $4.3 million for the six months ended June 30, 2023, increased by 4.5%, from $4.1 million for the same period of last year. Gross margin was 49.2% for the six months ended June 30, 2023, increased slightly by 0.7 percentage points from 48.5% for the same period of last year.

Operating Expenses

Operating expenses were $4.2 million for the six months ended June 30, 2023, compared to $4.1 million for the same period of last year.

•	Selling expenses were $2.4 million for the six months ended June 30, 2023, increased by 11.3%, from $2.2 million for the same period of last year. The increase in selling expenses was primarily due to an increase in selling expenses of $0.2 million and $0.1 million from the United States Stores and China Stores, respectively. The increase in the United States Stores was primarily due to the increased rental expenses of approximately $0.16 million, which was caused by (i) the increased rental expenses of approximately $0.08 million generated by the newly opened Chanson 3rd Ave in March 2023; and (ii) the decreased lease concession of approximately $0.08 million received by Chanson Greenwich in the six months ended June 30, 2023. The increase in selling expenses from China Stores was mainly attributable to (i) the increased salary and social security expenses by approximately $26,000 as China Stores hired more employees for the new stores; and (ii) the increased service commission of approximately $41,700 paid to the third-party delivery platforms.

•	General and administrative expenses were $1.8 million for the six months ended June 30, 2023, decreased by 6.0% from $1.9 million for the same period of last year. The decrease was due to a decrease in general and administrative expenses of $0.06 million and $0.06 million from the United States Stores and China Stores, respectively. The decrease in the United States Stores was primarily due to decreased salary and social security expenses by approximately $45,400 mainly resulting from optimization of management team in Chanson 23rd Street. The decrease in general and administrative expenses from China Stores was mainly attributable to decreased rental expenses during the six months ended June 30, 2023 compared to the same period of last year, as the rental expenses of our new central factory, which was under construction since June 2021, were recorded in general and administrative expenses in the six months ended June 30, 2022, and since such construction was completed in June 2022, after the construction inspection in July 2022, the rental expenses of the new central factory were recorded in cost of revenue and selling expenses.

Net Income

Net income was $0.3 million for the six months ended June 30, 2023, increased from $0.2 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.03 for the six months ended June 30, 2023, increased from $0.02 for the same period of last year.

Balance Sheet

As of June 30, 2023, the Company had cash of $1.5 million, compared to $2.9 million as of December 31, 2022.

Cash Flow

Net cash provided by operating activities was $0.6 million for the six months ended June 30, 2023, compared to net cash used in operating activities of $0.4 million for the same period of last year.

Net cash used in investing activities was $11.3 million for the six months ended June 30, 2023, compared to $0.6 million for the same period of last year.

Net cash provided by financing activities was $9.7 million for the six months ended June 30, 2023, compared to net cash used in financing activities of $2.2 million for the same period of last year.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 39 chain stores under the “George●Chanson” brand in Xinjiang and four stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,471,984	$2,915,470
Accounts receivable	1,937,261	1,260,453
Inventories	577,867	693,506
Deferred offering costs	-	763,611
Prepaid expenses and other current assets	3,071,216	833,238
	7,058,328	6,466,278

NON-CURRENT ASSETS:
Operating lease right-of-use assets	13,576,694	13,921,825
Property and equipment, net	5,479,812	5,871,775
Long term security deposits	960,664	958,320
Prepayment for the software, equipment and product development	1,200,000	-
Long term debt investment	6,171,616	-
Long term loan to a third-party	2,021,452	-
Long term prepaid expenses	85,200	110,988
	29,495,438	20,862,908

TOTAL ASSETS	$36,553,766	$27,329,186

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loan	$413,474	$434,959
Accounts payable	1,564,941	1,424,766
Due to a related party	186,388	1,798,605
Taxes payable	20,338	130,727
Deferred revenue	7,114,127	6,958,160
Operating lease liabilities, current	2,145,319	1,770,398
Other current liabilities	1,012,041	1,014,452
	12,456,628	13,532,067

NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	11,970,348	12,620,070
	11,970,348	12,620,070

TOTAL LIABILITIES	24,426,976	26,152,137

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 12,390,000 shares and 9,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 6,450,000 shares and 3,060,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	6,450	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	5,940	5,940
Additional paid-in capital	11,836,858	869,400
Statutory reserve	447,231	447,231
Retained earnings (Accumulated deficit)	100,918	(183,842)
Accumulated other comprehensive (loss) income	(270,607)	35,260
TOTAL SHAREHOLDERS’ EQUITY	12,126,790	1,177,049

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,553,766	$27,329,186

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2022

REVENUE	$8,811,287	$8,543,803
COST OF REVENUE	4,478,716	4,396,715
GROSS PROFIT	4,332,571	4,147,088

OPERATING EXPENSES
Selling expenses	2,444,292	2,195,394
General and administrative expenses	1,774,419	1,887,285
Total operating expenses	4,218,711	4,082,679

INCOME FROM OPERATIONS	113,860	64,409

OTHER INCOME (EXPENSE)
Interest income (expense), net	14,007	(37,186)
Other (expense) income, net	(11,843)	197,268
Income from long term debt investment	171,616	-
Total other income, net	173,780	160,082

INCOME BEFORE INCOME TAX PROVISION	287,640	224,491

PROVISION FOR INCOME TAXES	(2,880)	(3,698)

NET INCOME	284,760	220,793
Foreign currency translation loss	(305,867)	(259,238)

TOTAL COMPREHENSIVE LOSS	$(21,107)	$(38,445)

Earnings per ordinary share - basic and diluted	$0.03	$0.02
Weighted average shares - basic and diluted	10,666,906	9,000,000

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$284,760	$220,793
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	1,422,155	1,455,762
Depreciation	402,784	351,395
Property and equipment written down	5,434	-
Interest income from long term debt investment	(171,616)	-
Interest income from loan to a third-party	(21,452)	-
Changes in operating assets and liabilities:
Accounts receivable	(772,933)	(936,744)
Inventories	88,841	(53,880)
Prepaid expenses and other current assets	73,944	(552,985)
Long term security deposits	(17,375)	27,458
Long term prepaid expenses	21,534	1,472
Accounts payable	216,032	(97,463)
Taxes payable	(109,830)	55,142
Deferred revenue	522,418	1,078,976
Other current liabilities	35,633	(556,361)
Operating lease liabilities	(1,370,175)	(1,353,511)
Net cash provided by (used in) operating activities	610,154	(359,946)

Cash flows from investing activities:
Purchase of property and equipment	(152,022)	(566,439)
Payment made for long term debt investment	(6,000,000)	-
Advance of loans to third parties	(3,900,000)	-
Prepayment for the software, equipment and product development	(1,200,000)	-
Net cash used in investing activities	(11,252,022)	(566,439)

Cash flows from financing activities:
Gross proceeds from initial public offerings	13,560,000	-
Direct costs disbursed from initial public offerings proceeds	(1,529,631)	-
Repayments of short-term bank loans	-	(1,530,987)
Payments made to a related party	(1,612,215)	(665,824)
Payments made for deferred offering costs	(312,125)	-
Prepayment for the related service after listing	(450,000)	-
Net cash provided by (used in) financing activities	9,656,029	(2,196,811)

Effect of exchange rate fluctuation on cash and cash equivalents	(457,647)	(380,232)

Net decrease in cash and cash equivalents	(1,443,486)	(3,503,428)
Cash and cash equivalents, beginning of period	2,915,470	3,896,812
Cash and cash equivalents, end of period	$1,471,984	$393,384

Supplemental cash flow information
Cash paid for income taxes	$9,436	$1,833
Cash paid for interest	$8,364	$38,715

Non-cash operating, investing and financing activities
Payable for purchase of property and equipment	$-	$169,777
Right of use assets obtained in exchange for operating lease liabilities	$1,103,383	$4,902,529
Deferred IPO cost offset with additional paid-in capital	$1,059,521	$-